DiVall Insured Income Properties 2, L.P.
Quarterly News

November 15, 2021

SALES BEYOND EXPECTATIONS

As you are aware, we extended six (6) of our eight (8) Wendy's leases and converted $500,000 of annual percentage rents to base rent effective January 1, 2021. The higher fixed rents through 2040 increased net unit values in 2020 by approximately $100/unit. Our total percentage rents prior to extensions were around $600,000. So, if sales remained constant between years, we would have expected $100,000 in percentage rents for 2021.

However, sales at the Wendy's have been off the charts. For the nine months ended September 30, 2021, combined store sales have already exceed the combined "annual" breakpoints triggering our 7% participation in excess (over breakpoint) sales.

Our new percentage rent expectation for 2021 exceeds $300,000, which would be part of the February 15, 2022, distribution.

BRAKES 4 LESS SOLD

Our only non-restaurant property, Brakes 4 Less, was sold on October 29th. The appraised value included in the last partnership net unit values was $800,000 (before closing costs). Our proceeds, net of closing costs, will exceed $800,000, which will be distributed February 15, 2022.

DIRECT DEPOSIT NOW AVAILABLE FOR FUTURE DISTRIBUTIONS

Direct deposit to your bank account is now available through ACH (Automated Clearing House). Please send a signed letter of instruction with a voided check attached to Investor Relations (see contact information below). Or you can contact Investor services directly to request a Change of Distribution Option form.

Our Advisory Board members immediately signed up for Direct Deposit and love it … no trips to the bank; no mailing delays, and immediate access to funds.

DISTRIBUTION HIGHLIGHTS

$200,000 ($4.32 per unit) will be distributed for the third quarter of 2021 on or about November 15, 2021.

Since the Partnership's initial "investable" capital raise of $39 million (net of $7 million of syndication fees) in the late 1980's; the Partnership has distributed approximately $80 million to investors, from both operations and strategic sales.

QUESTIONS & ANSWERS

- ***When can I expect to receive my next distribution mailing?***

  Your distribution correspondence for the Fourth Quarter of 2021 is scheduled to be mailed on or about February 15, 2022.

- ***How can I obtain hard copies of Quarterly and Annual Reports or other SEC filings?***

  Please visit the Investor Relations page at the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.

- ***How do I have a question answered in the next Newsletter?***

  Please e-mail your specific question to Lynette DeRose at lderose@theprovogroup.com or visit the Investor Relations page at www.divallproperties.com.

- ***I've moved. How do I update my account registration?***

  Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

Access to Additional Financial Information

For further quarterly 2021 unaudited financial information, see the Partnership's interim financial reports filed as part of the Partnership's Form 10-Q. A copy of this filing and other public reports can be viewed and printed free of charge at the Partnership's website at www.divallproperties.com or at the SEC's website at www.sec.gov. The Partnership's 2020 Annual Report on Form 10-K was filed with the SEC on March 26, 2021, which also can be accessed via the websites listed.

DIVALL INVESTOR RELATIONS CONTACT INFORMATION:

MAIL: DiVall Investor Relations
c/o Phoenix American Financial Services, Inc
2401 Kerner Blvd.
San Rafael, CA 94901

PHONE: 1-844-932-1769
FAX: 1-415-485-4553

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